

**13013513**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number:       3235-0123
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hours per response      12 00

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

RECEIVED
MAR 0 1 2013

SEC FILE
NUMBER 8-66403

### FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2012 _____ AND ENDING 12/31/2012 _____

                           MM/DD/YY                                     MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Western Equity Group, Inc.                    OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)         FIRM I.D. NO

                  1617 Starling Court(No. and Street)

         Carlsbad(City)      CA(State) 92011(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT Thomas Altfillisch 760-931-
                  8301(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report* Tommasino, Louis(Name *if individual
*state last, first, middle name*)8677 Villa La Jolla Dr #1110. La Jolla, CA 92037(Address)    (City)    (State)    (Zip Code)

CHECK ONE:

       Certified Public Accountant ✗

       Public Accountant

       Accountant not resident in

       United States or any of its

       possessions.

### FOR OFFICIAL USE ONLY

*\*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD
3|9|13

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, Thomas Altfillisch _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Western Equity Group, Inc as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title _President_

Notary Public

**PLEASE SEE ATTACHED**
**CALIFORNIA CERTIFICATE**

This report ** contains (check all applicable boxes):
X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
   (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
   (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
   (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
   (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

CIVIL CODE § 1189

State of California

County of **San Diego** }

On **02/11/2013** before me, **Naomi Benavides Ramos - Notary Public,**
Date                    _Here insert Name and Title of the Officer_

personally appeared **Thomas G. Aitkinson**
_Name(s) of Signer(s)_

_____,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature _Naomi Benavides Ramos_
                _Signature of Notary Public_

**Naomi Benavides Ramos**
COMM. #1912645
NOTARY PUBLIC • CALIFORNIA
SAN DIEGO COUNTY
Commission Expires Nov 08, 2014

Place Notary Seal Above

———————————————— **OPTIONAL** ————————————————
_Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document._

**Description of Attached Document**

Title or Type of Document: _____

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____

**Capacity(ies) Claimed by Signer(s)**

| Signer's Name: _____ | Signer's Name: _____ |
|---|---|
| ☐ Corporate Officer — Title(s): _____ | ☐ Corporate Officer — Title(s): _____ |
| ☐ Individual | ☐ Individual |
| ☐ Partner — ☐ Limited ☐ General | ☐ Partner — ☐ Limited ☐ General |
| ☐ Attorney in Fact | ☐ Attorney in Fact |
| ☐ Trustee | ☐ Trustee |
| ☐ Guardian or Conservator | ☐ Guardian or Conservator |
| ☐ Other: _____ | ☐ Other: _____ |
| Signer Is Representing: _____ | Signer Is Representing: _____ |

RIGHT THUMBPRINT OF SIGNER — Top of thumb here

RIGHT THUMBPRINT OF SIGNER — Top of thumb here

WESTERN EQUITY GROUP, INC.

AUDITED FINANCIAL STATEMENTS
FOR
THE YEAR ENDED
DECEMBER 31, 2012

PRESENTED BY
LOUIS TOMMASINO, CPA APC.
8677 VILLA LA JOLLA DRIVE #1110
LA JOLLA, CALIFORNIA 92037
619-846-0756
Fax 866-419-9560
A PCAOB and SEC Registered CPA Frim

# Western Equity Group, Inc.

Index to Financial Statements

Rule 17a – 5 (d) (1)

All other financial statements and schedules for which provision has been made in the applicable accounting regulations of the Security and Exchange Commission are not required or are inapplicable, and have been omitted.

**LOUIS TOMMASINO CPA APC**
**8677 VILLA LA JOLLA DRIVE #1110**
**LA JOLLA, CALIFORNIA 92037**
619-846-0756
FAX 866-419-9560
A PCAOB and SEC Registered CPA Firm

To the stockholders of
Western Equity Group, Inc.

**Report on the Financial Statements**

I have audited the accompanying statement of financial condition of Western Equity Group, Inc. (A California Corporation) as of December 31, 2012, and the related statements of income (loss), changes in members' equity and changes in financial condition for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. These financial statements and schedules are the responsibility of the company's management.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**

My Responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that the audit evidence I have obtained and appropriate to provide a basis for my audit opinion.

**Opinion**

In my opinion, the financial statements and schedules referred to above present fairly, in all material respects, the financial position of Western Equity Group, Inc. as of December 31, 2012, and the results of its operations and changes in financial position for the year ended in accordance with accounting principles generally accepted in the United States of America.

1

**Other Matter**

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in Scheduled I, II, and III is fairly stated in all material respects in relation to the basic financial statements take as a whole.

*Louis Tommasino*

Louis Tommasino, CPA
San Diego, California, USA
   February 18, 2013

# Western Equity Group, Inc.

### Statement of Financial Condition
### December 31, 2012

## ASSETS

|  | Allowable | Non-Allowable | Total |
|---|---|---|---|
| Cash | $ 132,849 | $ - | $ 132,849 |
| Accounts Receivable | $ 33,553 | $ - | $ 33,553 |
| Property, Equipment Net of<br>Accumulated Depreciation of $25,424 | $ -0- | $ 6,706 | $ 6,706 |
| Total Assets | $ 166,402 | $ 6,706 | $ 173,108 |

## LIABILITIES AND EQUITY

Liabilities:

| | |
|---|---|
| Accounts Payable | $ 27,888 |
| Total Liabilities | 27,888 |

Stockholder's Equity

| | |
|---|---|
| Capital Stock | 10,000 |
| Added Paid in Capital | 115,000 |
| Retained Earnings (Deficit) | 20,220 |
| Total Stockholder's Equity | 145,220 |
| Total Liabilities and Equity | $173,108 |

The accompanying notes are an integral part of these financial statements.

3

# Western Equity Group, Inc.

Statement of Income (Loss)
For the Year Ended December 31, 2012

Revenues:

| | |
|---|---|
| Commissions | $ 1,148,936 |
| Asset Management Fees | 39,783 |
| Other Revenues | 6 |
| Total Revenues | 1,188,725 |

Costs and Expenses:

| | |
|---|---|
| Commission Expense | 855,230 |
| Regulatory Fees | 19,989 |
| Auto Expenses | 4,400 |
| Continuing Education | 5,838 |
| Service Charges | 252 |
| Depreciation | 3,428 |
| Dues and Subscriptions | 6,603 |
| Donations | 2,400 |
| Insurance | 43,863 |
| Licenses and Permits | 1,291 |
| Telephone | 7,546 |
| Payroll Expenses | 115,850 |
| Recruiting | 29,550 |
| Repairs | 9,895 |
| Office Expenses | 5,856 |
| Postage | 1,524 |
| Property Taxes | 5,130 |
| Pension Expense | 25,000 |
| Utilities | 5,522 |
| Professional Fees | 24,699 |
| Total Costs and Expenses | 1,173,866 |
| Net Income (Loss) Before Taxes | 14,859 |
| Taxes | 1,455 |
| Net Income (Loss) for the Year | $ 13,404 |

The accompanying notes are an integral part of these financial statements.

# Western Equity Group, Inc.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2012

| | 1,000 Shares of Common Stock | Added Paid in Capital | (Deficit) Retained Earnings |
|---|---|---|---|
| Balances, December 31, 2011 | $ 10,000 | $115,000 | $ 41,820 |
| Distributions | | | $( 35,089) |
| Prior Period Adjustment | | | 85 |
| Net Income (Loss) for the Year | | | 13,404 |
| Balances, December 31, 2012 | $ 10,000 | $115,000 | $ 20,220 |

The accompanying notes are an integral part of these financial statements.

# Western Equity Group, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2012

Cash Flow from Operating Activities-

| | |
|---|---|
| Net Income (Loss) for the Year | $ 13,404 |
| Add (Deduct) – | |
| Depreciation | 3,428 |
| Increase in accounts receivable | (16,485) |
| Increase in taxes payable | 1,520 |
| Increase in accounts payable | 13,015 |
| Net Cash Provided (Used) by Operating Activities | 14,882 |

Cash Flow From Investing Activities –
None

| | |
|---|---|
| Cash Used in Investing Activities | - |
| Cash Flow from Financing Activities- | |
| Prior Period Adjustment | 85 |
| Distributions | (35,089) |
| Net Cash Used in Financing Activities | (35,004) |
| Net Change in Cash for the Period | (20,122) |
| Cash Balance, December 31, 2011 | $ 152,971 |
| Cash Balance, December 31, 2012 | $ 132,849 |

The accompanying notes are an integral part of these financial statements.

# Western Equity Group, Inc.

Schedule I
Computation of Net Capital
December 31, 2012

| | |
|---|---|
| Net Capital –– | |
| Stockholder's Equity | $ 145,220 |
| Additions (Deductions) from Equity | |
| Non-allowable assets | (    6,706) |
| Hair Cuts on Other Securities | (    1,672) |
| Net Capital | $ 136,842 |

Schedule II
Computation of Net Capital Requirement
December 31, 2012

| | |
|---|---|
| Minimum Net Capital Based on 6.67% Aggregate Indebtedness | $    1,860 |
| Minimum Dollar Requirement | 5,000 |
| Excess Net Capital | 131,842 |
| Excess Net Capital @ 1000%(Net Cap-10%A.I.) | 134,053 |

Schedule III
Computation of Aggregate Indebtedness
December 31, 2012

| | |
|---|---|
| Total aggregated indebtedness from liabilities From financial condition | $    27,888 |
| Ratio of aggregated indebtedness to net capital | 20.4% |

There were no differences between the company's audited and initial unaudited computation of net capital requirement and computation of aggregate indebtedness reported by the company on its Form X-17A-5, Part IIA for the year ended December 31, 2012.

The accompanying notes are an integral part of these financial statements.

7

# Western Equity Group, Inc.
Notes to Financial Statements
December 31, 2012

Note 1: Significant Accounting Policies –

As a registered broker-dealer in securities, the Company is subject to the Securities Exchange Act of 1934. The Company uses the accrual method of accounting for financial reporting purposes.

Allowance for doubtful accounts – bad debt expense. The Company does not record an allowance for doubtful accounts in its books because all accounts listed in the accounts receivable are collected within a thirty day period.

The Company has executed agreements with RBC Dain for the handling of customer securities transactions on a fully disclosed basis.

The Company introduces and forwards all customer and principal transactions involving purchases and sales of securities to another broker or dealer who carries such accounts on a fully disclosed basis. The Company promptly forwards all funds and securities received in connection with its activities with other brokers and does not otherwise hold funds or securities for or owe money or securities to customers.

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits at banks and security firms.

In conformity with generally accepted accounting principles, preparation of financial statements may require the use of management's estimates.

Note 2: Capital Requirement –

The Company, as a registered broker-dealer in securities, is required to comply with the net capital provisions of the Securities Exchange Act of 1934. Under that rule, the Company had net capital, as defined, of $136,842, which is $131,842 in excess of the minimum amount required to be maintained. There were no differences between the Company's audited and initial unaudited computation of net capital, computation of net capital requirement and the computation of aggregate indebtedness reported by the Company on its unaudited Form X-17A-5, Part IIA for the year ended December 31, 2012.

| | |
|---|---|
| Initial unaudited net capital | $136,842 |
| Audited net capital | $136,842 |

Note 3: Capital Stock and Earnings Data –

The Company is authorized to issue 100,000 shares of its common stock. The net income per share on the 1,000 shares of common stock outstanding during 2012 was $13.40.

Note 4: Exemption for Computing Reserve Requirement and other Provisions

The company is exempt from computing the Reserve Requirement for the period ending December 31, 2012 as per the Security and Exchange Commission Rule 15c3-3(k)(2)(ii) and is also exempt from the provisions of the Possession or Control provision per the Security and Exchange Commission Rule 15c3-3(k)(2)(ii).

See Accountant's Report

# Western Equity Group, Inc.
Notes to Financial Statements
December 31, 2012

Note 5: Fair Value of Financial Instruments

ASC Topic 820-10 requires disclosure of fair value information about financial instruments. Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2012.

The respective carrying value of certain on-balance-sheet financial instruments approximates their fair values. These financial instruments include cash, stock subscriptions receivable, and accounts payable. Fair values were assumed to approximate carrying values for these financial instruments since they were short term in nature and their carrying amounts approximate fair value, or they are receivable or payable on demand. See Note 8 for further details.

Note 6 – Fair Value Measurements

The Company adopted ASC Topic 820-10 at the beginning of 2010 to measure the fair value of certain assets required to be measured on a recurring basis. The adoption of ASC Topic 820-10 did not impact the Company's financial condition or results of operations. ASC Topic 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). ASC Topic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability. The three levels of the fair value hierarchy under ASC Topic 820-10 are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The Company has no Level 3 assets or liabilities.

The following table represents a reconciliation of assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

|  | Level 1 | Level 2 | Level 3 | Fair Value |
|---|---|---|---|---|
| Cash | $132,849 | $ - | $ - | $132,849 |
| Accounts Receivable | 33,553 | - | - | 33,553 |
| Property, Equipment (Net) | - | 6,706 | - | 6,706 |
| Accounts Payable | 27,888 | - | - | 27,888 |
| Totals | $194,290 | $ 6,706 | $ - | $200,996 |

See Accountant's Report

**LOUIS TOMMASINO, CPA APC**
**8677 VILLA LA JOLLA DRIVE #1110**
**LA JOLLA, CALIFORNIA 92037**
619-846-0756
FAX 866-419-9560

To the Stockholder and Board of Directors
Western Equity Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Western Equity Group, Inc. (a California corporation) (the company) as of December 31, 2012 and have issued an auditor's report thereon dated February 18, 2013.

As part of that audit, we considered its internal control systems including the control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements not to provide assurance on internal control.

Also as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) we have made a study of the practices and procedures followed by the company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic assumptions pf aggregate indebtedness (or aggregate debits) and net capital provisions under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions under rule 15c-3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment of securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and the procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with US generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration f internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures accomplish the objectives referred to in the second paragraph of this report to the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding on our study, we believe that the company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on rule 127a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Louis Tommasino*

Louis Tommasino, CPA
San Diego, California USA
February 18, 2013

# LOUIS TOMMASINO, CPA APC
## 8677 VILLA LA JOLLA DRIVE #1110
## LA JOLLA, CALIFORNIA 92037
### 619-846-0756
### FAX 866-419-9560

## INDEPENDENT ACCOUNTANT'S REPORT ON APPLING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
Western Equity Group, Inc.
Carlsbad, California

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, I have performed the procedures enumerated below to the accompanying Schedule of Assessment and Payments (Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2012 to December 31, 2012, which were agreed to by Western Equity Group, Inc and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc (FINRA, and SIPC, solely to assist you and the other specified parties in evaluating Western Equity Group, Inc.'s compliance with applicable instructions of the Assessment Reconciliation (Form SIPC-7). Western Equity Group, Inc.'s management is responsible for Western Equity Group. Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

I compared the listed assessment payments in form SIPC-7 with respective cash disbursement record entries from the canceled check and noted no differences;

I compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012 with the amounts reported in Form SIPC-7 for the period January 1, 2012 to December 31, 2012 noting no differences;

I compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers and noted no differences;

I proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

I compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

12

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these parties.

*Louis Tommasino*


Louis Tommasino, CPA
February 18, 2013